

August 28, 2023

McKeel O. Hagerty
Chief Executive Officer
Hagerty, Inc.
121 Drivers Edge
Traverse City, Michigan 49684

      Re: Hagerty, Inc.
           Registration Statement on Form S-3
           Filed August 17, 2023
           File No. 333-274046

Dear McKeel O. Hagerty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Kevin E. Criddle, Esq.